June 24, 2009

Mark G. Johnson
Winstead P.C.
5400 Renaissance Tower
1201 Elm Street
Dallas, TX 75270

Dear Mr. Johnson:

	I am in receipt of your June 22, 2009 letter denying the request by Pinnacle Fund, LLLP ("Pinnacle") to inspect corporate records of Forgent Networks, Inc. (the "Company") pursuant to Section 220 of the Delaware General Corporation Law.

   	Your letter inadequately claims that Pinnacle failed to state a proper purpose to receive the requested information in its June 15, 2009 letter to the Company. If the letter was unclear, Pinnacle's purpose is to communicate the requested information to the Company's stockholders in connection with Pinnacle's proxy solicitation for the Company's upcoming annual meeting. As you know, the information Pinnacle requested would confirm or rebut facts that stockholders would find very material in deciding how to vote at the annual meeting.

	Delaware courts have consistently supported open and informed elections and have held that seeking information for the purpose of communicating with shareholders is a permissible purpose. See Credit Bureau Reports, Inc. v. Credit Bureau of St. Paul, Inc., 290 A.2d 691 (Del. 1972) and Food and Allied Service Trades Dept., AFL-CIO v. Wal-Mart Stores, Inc., 18 Del. J. Corp. L. 651 (Del.Ch. 1992). As the Credit Bureau Reports court clearly stated, "under
Section 220, the desire to solicit proxies for a slate of directors in opposition to management is a purpose reasonably related to the stockholder's interest as a stockholder."

	We urge the Company to reconsider its denial of Pinnacle's request. It appears that the Company's refusal to provide the information requested is motivated by the belief that the requested information would cast management in an unfavorable light. If management has nothing to hide, the Company may demonstrate this by delivering the information that Pinnacle has requested.

	If the Company has an appropriate and compelling reason to keep specific elements of the requested information confidential, Pinnacle is willing to discuss these concerns. However, a general denial of access to all information is not acceptable.

Sincerely,



Peter J. Tennyson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP